UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 5)

PAMPA ENERGÍA S.A.
(Name of Issuer)

Common Shares, par value Ps.1.00 (the “Pampa Shares”) American Depositary Shares, each representing 25 Pampa Shares (the “Pampa ADSs”)
(Title of Class of Securities)

697660207*
(CUSIP Number)

Diego Martín Salaverri Maipú 1 C1084ABA, City of Buenos Aires Argentina +54-11-4344-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐ ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This CUSIP number applies to the Pampa ADSs, each representing 25 Pampa Shares, par value Ps.1.00. No CUSIP number exists for the underlying Pampa Shares since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

1.	Name of Reporting Persons: Grupo Mtres S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 40,329,550
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 40,329,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,329,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 2.2%
14.	Type of Reporting Person: HC

1.	Name of Reporting Persons: Tres Emes Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 40,329,550
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 40,329,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,329,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 2.2%
14.	Type of Reporting Person: HC

1.	Name of Reporting Persons: Emes Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 40,329,550
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 40,329,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,329,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 2.2%
14.	Type of Reporting Person: HC

1.	Name of Reporting Persons: Mindlin Warrants S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Uruguay
Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 189,797,650
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 189,797,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,797,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person: HC

1.	Name of Reporting Persons: Marcos Marcelo Mindlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Argentina
Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 288,132,450
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 288,132,450
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 288,132,450
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7%
14.	Type of Reporting Person: IN

1.	Name of Reporting Persons: Emes Energía Argentina LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Pampa Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 58,005,250
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 58,005,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,005,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Pampa Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 3.2%
14.	Type of Reporting Person: HC

Item 1. Security and Issuer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2010 (the “Original Schedule 13D”), as amended by (i) Amendment No. 1, filed with the SEC on January 4, 2012 (“Amendment No. 1”), (ii) Amendment No. 2, filed with the SEC on December 17, 2015 (“Amendment No. 2”), (iii) Amendment No. 3, filed with the SEC on February 2, 2016 (“Amendment No. 3”), and (iv) Amendment No. 4, filed with the SEC on February 26, 2016 (“Amendment No. 4” and, together with Amendment No. 5, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares (the “Pampa Shares”) of Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Issuer”), and the American depositary shares (the “Pampa ADSs”), each representing 25 Pampa Shares, that are traded on the New York Stock Exchange. The principal executive offices of the Issuer are located at Maipú 1, 22nd Floor, C1084ABA, City of Buenos Aires, Argentina.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This Amendment No. 5 is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed in (1) to (6) below (the “Reporting Persons”):

(1)           Grupo Mtres S.A. (“Grupo M”) (formerly known as Dolphin Fund Management S.A.) is a sociedad anónima organized under the laws of the Republic of Uruguay.  The address of its principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  Grupo M is a holding company whose primary investments are the Pampa Shares disclosed herein and its interest in Pampa F&F LLC (“Pampa F&F”), which entity was dissolved and wound-up pursuant to the terms described in Exhibit 10 incorporated by reference herein. Grupo M is a wholly owned subsidiary of Tres Emes Ltd.

(2)           Tres Emes Ltd. (“Tres M”) (formerly known as Consultores Fund Management Ltd.) is an ordinary company organized under the laws of the Cayman Islands.  The address of its principal office is Regatta Office Park, West Bay Road, Grand Cayman KY1-1205, Cayman Islands.  Tres M is a holding company whose primary investment is its interest in Grupo M, through which it indirectly owns the Pampa Shares disclosed herein. Tres M is wholly owned by Emes Inversora S.A.

(3)           Emes Inversora S.A. (“Emes”) (formerly known as Dolphin Inversora S.A.) is a sociedad anónima organized under the laws of the Republic of Argentina.  The address of its principal office is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.  Emes is a holding company whose primary investment is its interest in Tres M, through which it indirectly owns the Pampa Shares disclosed herein. Emes is controlled by Marcos Marcelo Mindlin (“Marcelo Mindlin”).

(4)           Mindlin Warrants S.A. (“MW”) is a sociedad anónima organized under the laws of the Republic of Uruguay. The address of its principal office is Costa Rica 1538, Montevideo (11500), Uruguay.  MW is a holding company whose primary investment is owning the Pampa Shares disclosed herein. MW is wholly-owned by Marcelo Mindlin.

(5)           Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Chairman of the Board of Directors (the “Board”) of the Issuer, and his principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

(6)           Emes Energía Argentina LLC (“Emes LLC”) is a limited liability company organized under the laws of the state of Delaware. The address of its principal office is 2711 Centerville Road, Suite 400,

Wilmington, DE 19808. Emes LLC is a holding company whose primary investment is owning the Pampa ADSs disclosed herein. Emes LLC is an affiliate of the Issuer.

The directors and executive officers of each of Tres M and Emes are Marcelo Mindlin, Damián Miguel Mindlin (“Damián Mindlin”) and Gustavo Mariani.  The directors and executive officers of Grupo M are Damián Mindlin, Gustavo Mariani and Germán Pérez. The directors and executive officers of MW are Marcelo Mindlin and Germán Pérez. The shareholders of Emes LLC are Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Alejandro Torres (“Ricardo Torres”) and other investors.

Damián Mindlin is a citizen of Argentina.  Damián Mindlin is a member of the Board and the Director and Investor Portfolio Director of the Issuer. His principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Gustavo Mariani is a citizen of Argentina.  Gustavo Mariani is the Vice-Chairman of the Board, Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business of the Issuer. His principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Germán Pérez is a citizen of Uruguay.  Germán Pérez is a director of Grupo M and MW. His principal business address is Costa Rica 1538, Montevideo (11500), Uruguay.

Ricardo Torres is a citizen of Argentina.  Ricardo Torres is a member of the Board, Co-Chief Executive Officer and Chief of Distribution of the Issuer. His principal business address is Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers or members, as applicable, of Grupo M, Tres M, Emes, MW or Emes LLC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons that owns Pampa Shares directly purchased its respective Pampa Shares with working capital contributed by its members or shareholders, as applicable, except that:

(i)	Marcelo Mindlin purchased the Pampa Shares that he beneficially owns with personal funds;

(ii)	MW acquired 182,694,950 Pampa Shares that it beneficially owns through the exercise of warrants (the “Warrants”) issued to Marcelo Mindlin (subsequently assigned to MW), Damián Mindlin and Gustavo Mariani, among other key executives (together, the “Key Executives”), pursuant to an Opportunities Assignment Agreement (Convenio de Asignación de Oportunidades) dated June 16, 2006 and Warrant Agreements dated September 27, 2006 (as amended and restated) between the Issuer and each of the Key Executives. The Warrants were issued in consideration for the Key Executive’s obligations to offer the Issuer on a priority basis any investment opportunity relating to assets and opportunities in the energy sector in Argentina or elsewhere that each of them or all of them as a group may identify.

Each Warrant entitled its holder to purchase one Pampa Share at a price of U.S.$0.27 each. MW paid for the exercise price of the Warrants with proceeds resulting from a public offering of Pampa ADSs received by MW pursuant to its exercise of Warrants (and the issuance of the corresponding underlying Pampa Shares) and the sale of 2,383,534 Pampa ADSs by MW pursuant to an Underwriting Agreement dated November 24, 2015, which was furnished with the SEC on a report on Form 6-K on December 1, 2015;

(iii)	Grupo M acquired 61,080,075 Pampa Shares that it owns, which were contributed by Grupo M as contributions of capital to Pampa F&F, through the distribution by Pampa F&F of such Pampa Shares to Grupo M in connection with the dissolution and winding-up of Pampa F&F; and

(iv)	Emes LLC acquired 2,320,210 Pampa ADSs, representing 58,005,250 Pampa Shares, through the tendering of 11,090,286 American depositary shares of Petrobras Argentina S.A. (“PESA ADSs”) held by Emes LLC pursuant to the Issuer’s offer to exchange outstanding PESA ADSs for Pampa ADSs pursuant to the terms of a Registration Statement on Form F-4 (File No. 333-213038) filed with the SEC on October 7, 2016, as amended (the “Exchange Offer”).

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons acquires and disposes of Pampa Shares as market opportunities arise. The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities, except for the tendering of the PESA ADSs pursuant to the Exchange Offer by Emes LLC as described in Items 5(c) below.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) The Reporting Persons have, as of December 15, 2016, the following interests in the Pampa Shares:

	Pampa Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Emes LLC	58,005,250	3.16%	-0-	58,005,250	-0-	58,005,250
Grupo M	40,329,550	2.20%	-0-	40,329,550	-0-	40,329,550
Tres M	40,329,550	2.20%	-0-	40,329,550	-0-	40,329,550
Emes Inversora	40,329,550	2.20%	-0-	40,329,550	-0-	40,329,550
MW	189,797,650	10.33%	-0-	189,797,650	-0-	189,797,650
Marcelo Mindlin	288,132,450	15.69%	-0-	288,132,450	-0-	288,132,450

(c)        Since the most recent filing of this Schedule 13D (which was made on February 26, 2016), the following transaction by a Reporting Person took place with respect to Pampa Shares:

(i)	On November 1, 2016, Petrobras Participaciones S.L., a subsidiary of the Issuer, transferred 11,090,286 PESA ADSs to Emes LLC in connection with a loan of U.S.$50 million from Emes LLC to the Issuer that the Issuer entered into on May 13, 2016. Emes LLC tendered these PESA ADSs pursuant to the Exchange Offer. Following the settlement of the Exchange Offer, Pampa issued 2,320,210 Pampa ADSs, representing 58,005,250 Pampa Shares, to Emes LLC on December 6, 2016.
Members	Date of Transaction	Pampa Shares Acquired	Price per Pampa Share (USD)	Broker
Emes LLC	12/6/2016	58,005,250	Not applicable	-

To the knowledge of the Reporting Persons, (i) Gustavo Mariani beneficially owns 40,621,282 Pampa Shares, or 2.21% of the outstanding Pampa Shares, (ii) Damian Mindlin beneficially owns 40,159,850 Pampa Shares, or 2.18% of the outstanding Pampa Shares, (iii) Ricardo Torres beneficially 25,893,775 Pampa Shares, or 1.41% of the outstanding Pampa Shares, and (iv) Emes LLC beneficially owns 58,005,250 Pampa Shares, or 3.16% of outstanding Pampa Shares.

Except as described above, no Reporting Persons have and, to the knowledge of the Reporting Persons, no persons otherwise identified in Item 2 have effected any transactions in the Pampa Shares or Pampa ADSs in the past sixty days.

(d)        No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 5.

(e)        Emes LLC became a beneficial owner of more than five percent of the Pampa Shares on December 6, 2016.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Other than as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding references to the following exhibits:

Exhibit 3	Opportunities Assignment Agreement among the Issuer, Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres dated as of September 28, 2006 and its subsequent amendments dated September 28, 2007 and April 16, 2009 (English translation) (previously filed as Exhibit 2.2 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).
Exhibit 4	Amended and Restated Warrant Agreement, between Marcelo Mindlin and the Issuer, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.3 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).
Exhibit 5	Amended and Restated Warrant Agreement, between Damián Mindlin and the Issuer, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.4 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).
Exhibit 6	Amended and Restated Warrant Agreement, between Gustavo Mariani and the Issuer, dated as of September 28, 2007 (English translation) (previously filed as Exhibit 2.5 to the Issuer’s Registration Statement on Form 20-F (File No. 001-34429) on August 3, 2009 and incorporated by reference herein).
Exhibit 7

Unanimous Resolution of the Members of Pampa Holdings, LLC, dated as of December 3, 2015 (previously filed as Exhibit 7 to the Schedule 13D (File No. 005-85324) on December 17, 2015 and incorporated by reference herein).

Exhibit 8

Unanimous Resolution of the Members of Pampa Holdings, LLC, dated as of December 16, 2015 (previously filed as Exhibit 8 to the Schedule 13D (File No. 005-85324) on December 17, 2015 and incorporated by reference herein).

Exhibit 9

Unanimous Written Consent of the members of Pampa Holdings LLC, dated January 29, 2016 (previously filed as Exhibit 9 to the Schedule 13D (File No. 005-85324) on February 2, 2016 and incorporated by reference herein).

Exhibit 10	Unanimous Written Consent of the members of Pampa F&F LLC, dated February 15, 2016 (previously filed as Exhibit 10 to the Schedule 13D (File No. 005-85324) on February 26, 2016 and incorporated by reference herein).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:  December 15, 2016

Grupo Mtres S.A.

By: /S/ Damián Mindlin

Name: Damián Mindlin

Title: President

Tres Emes Ltd.

By: /S/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Emes Inversora S.A.

By: /S/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: President

Mindlin Warrants S.A.

By: /S/ Marcelo Mindlin

Name: Marcelo Mindlin

Title: Owner

Emes Energía Argentina S.A.

By: Grupo Mtres S.A., its Managing Member

By: /S/ Germán Perez

Name: Germán Perez

Title: Attorney-in-Fact of Grupo Mtres S.A.

Marcos Marcelo Mindlin

By: /S/ Marcelo Mindlin